LORAL
Space & Communications

888 7th Avenue, 40th Floor
New York, NY 10106
(212) 697-1105

CONFIDENTIAL TREATMENT REQUESTED UNDER THE FREEDOM OF INFORMATION ACT

June 19, 2015

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attn: Larry Spirgel
Assistant Director

Re: Loral Space & Communications Inc.
Form 10-K for Fiscal Year Ended December 31, 2014, Filed March 2, 2015
File No. 001-14180

Dear Mr. Spirgel:

On behalf of Loral Space & Communications Inc., a Delaware corporation (the "Registrant"), set out below are the Registrant's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") contained in the letter dated May 22, 2015 (the "Comment Letter") from you to Avi Katz, the Registrant's President, General Counsel and Secretary, with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2014, filed with the Commission on March 2, 2015 (the "10-K"), as further discussed with Benjamin Haskin of Willkie Farr & Gallagher LLP on June 1, 2015 (the "Further Discussion").

The following response is numbered to correspond to the numbering of the Comment Letter. For the convenience of the Staff, the Registrant has set forth below in italics each of the Staff's comments from the Comment Letter, immediately followed by the Registrant's response thereto.

<u>General</u>

1. *The Company's structure – particularly its large, non-controlling stake in Telesat and its interest in XTAR and other joint ventures – raises the issue of the Company's status under the Investment Company Act of 1940 (the "ICA"). Please provide an analysis of*

whether the Company is an "investment company" as defined in Section 3 of the ICA. If the Company proposes to rely on an exclusion or exemption, please provide an analysis of the applicability of such exclusion/exemption to the Company. Your analysis in response to this comment should include all facts upon which your determination is based, including relevant unconsolidated financial information.

Response: In response to a similar comment from the Staff of the SEC to Loral's Form 10-K for the fiscal year ended December 31, 2012, Loral's counsel, Willkie Farr & Gallagher LLP, submitted a response on July 22, 2013 (the "2013 Response") explaining why Loral is not an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"). In the Further Discussion, the Staff agreed that Loral could provide an abbreviated response, confirming that the facts had not materially changed since the 2013 Response and providing further detail on the asset test under Rule 3a-1 under the 1940 Act. Loral confirms that since the 2013 Response there have been no material changes to the facts underlying the analysis set forth in the 2013 Response.

Under the 1940 Act, the determination of whether an issuer is an investment company is based upon the nature of its primary business and upon the percentage of its assets that consist of investment securities, as opposed to other assets. Loral continues to believe that it is not an investment company under the 1940 Act and that Loral may rely on the exemption from the definition of investment company in Rule 3a-1 under the 1940 Act [redacted]

Loral is a satellite communications company with activities in satellite operations, as described in the 2013 Response and the 10-K. Under Section 3(a)(1)(A) of the 1940 Act, an issuer that is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities will be deemed to be an investment company. Loral has never held itself out, and does not currently and does not intend to hold itself out, as an investment company. In its annual reports, shareholder communications, prospectuses and SEC filings and on its Internet website, Loral has consistently held itself out to the public as a satellite communications company. Loral does not emphasize the possibility of significant appreciation from any cash management or other securities trading strategies as a material factor to its business.

The determination of a company's primary business is based on a factual inquiry concerning the nature of its business. In making this determination, the courts, the SEC and the SEC staff have looked to the following five factors developed by the SEC in *Tonopah Mining Company of Nevada*[1]: (1) the company's historical development, (2) its public representations of policy, (3) the activities of its officers and directors, (4) the nature of its present assets and (5) the sources of its present income. Furthermore, in *SEC*

1 26 S.E.C. 426, 427 (1947) ("*Tonopah*"). *See, e.g.*, Certain Prima Facie Investment Companies: Proposing Release, Inv. Co. Act Release No. 10,937 (Nov. 20, 1979) ("1979 Proposing Release").

v. National Presto Industries, Inc.[2] a federal appellate court found that, of the five *Tonopah* factors, the asset test of Section 3(a)(1)(C) of the 1940 Act was only a factor in determining whether a company is an investment company. In that case, the court said that "what principally matters is the beliefs the company is likely to induce in investors." The court found that National Presto was not an investment company, irrespective of numerical tests.

[redacted]

Moreover, Loral may rely on the exemption of Rule 3a-1 under the 1940 Act. Under that Rule, an issuer is not an investment company if (i) it is not an investment company as defined in Section 3(a)(1)(A) or 3(a)(1)(B) of the 1940 Act and (ii) its total assets and net income derived from securities other than those excluded under Rule 3a-1 constitute less than 45% of its total assets (excluding government securities and cash items) and less than 45% of its total net income after taxes (for the last four fiscal quarters combined), respectively. Securities issued by companies that are, among other things, primarily controlled by the issuer are excluded under Rule 3a-1.

Rule 3a-1(a)(4) under the 1940 Act allows issuers to exclude from the asset and income tests securities issued by companies (1) that are primarily controlled by the issuer, (2) through which the issuer engages in a business other than that of investing, reinvesting, owning, holding, or trading in securities,[3] and (3) that are not investment companies (each subsidiary meeting all three requirements, a "Controlled Operating Subsidiary").[4]

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2 486 F.3d 305 (7th Cir. 2007) ("*National Presto*"). *See also Xplornet Communications Inc.*, SEC No-Action Letter (Jan. 11, 2012) ("*Xplornet*") (no-action relief was granted even though the applicant represented that the nature of its assets might not satisfy the *Tonopah* test).

3 The SEC in *Tonopah* and the Seventh Circuit in *National Presto* were each interpreting Section 3(a)(1)(A) of the 1940 Act in the context of determining a company's primary business. As the language under Rule 3a-1(a)(4)(ii) is similar, the same analysis would apply to determine the primary business of Loral for purposes of Rule 3a-1.

4 We note that "control" under the 1940 Act is different from "control" under United States generally accepted accounting principles, Delaware law or relevant Canadian law.

For the purposes of Rule 3a-1, a company is primarily controlled when an issuer has the power to exercise a controlling influence over the management or policies of the company, or the issuer owns more than 25% of the voting securities of the company, which is presumptive control under the 1940 Act, and exhibits a greater degree of control than that of any other person, consistent with the SEC staff interpretation of Rule 3a-1.[5] In the proposing release for Rule 3a-1, the SEC stated that "[P]aragraph (a)(4) of the rule, which deals with controlled companies, was designed to ensure that holding companies may rely on the rule. . . . [A] holding company generally secures control of other companies primarily for the purposes of engaging in those companies' line of business."[6] The SEC staff stated in *Health Communications Servs., Inc.* that the determination of whether an issuer's control is greater than that of any other person is essentially a determination of fact, noting that the parties involved are best able to make this determination.

[redacted]

[redacted]

5 *See Health Communications Services, Inc.*, SEC No-Action Letter (April 26, 1985) ("*Health Communications*").

6 *See* 1979 Proposing Release. *See also* Certain Research and Development Companies: Proposed Rule, Inv. Co. Act Release No. 25,835 (Nov. 26, 2002) in which the SEC stated that the "controlled primarily" standard, as used in Rule 3a-1, is "designed to distinguish securities representing interests in operating companies through which an issuer engages in a non-investment business from mere investments in securities."

7 [redacted]

[redacted]

Notes to Consolidated Financial Statements

Note 6. Investments in Affiliates, page F-17

2. *Please explain to us why you did not provide audited financial statements of XTAR, LLC pursuant to Rule 3-09 of Regulation S-X. As part of your response, please provide us your tests of significance.*

Response: The Company did not provide audited financial statements of XTAR, LLC pursuant to Rule 3-09 of Regulation S-X because it believes that none of the applicable conditions set forth in 1-02(w) to determine a significant subsidiary were met, using 20% as the threshold for significance, for the years presented in the fiscal 2014 Form 10-K. The results of the Company's tests of significance for 2012, 2013 and 2014 are attached to this letter as Annex II. Please note that, in accordance with the computational note to 1-02(w), the denominator for the income test in 2013 and 2014 is based on the Company's income (as defined for the test) for the last five fiscal years because the Company's income for each of those years is at least 10% lower than the five-year average income.

Very truly yours,

/s/ Avi Katz

Avi Katz, Esq.
President, General Counsel and Secretary
Loral Space & Communications Inc.

cc: John Capogrossi, Vice President, Chief Financial Officer, Treasurer and Controller
Maurice M. Lefkort, Esq., Willkie Farr & Gallagher LLP

Annex I

[redacted]

[redacted]

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[redacted]

[redacted]

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[redacted]

Annex II

Significant Subsidiary Test for the Years Ended 2014, 2013 and 2012

Loral Space & Communications Inc. — Exhibit 1
Significant Subsidiary Test (XTAR)
For the years ended 2014, 2013, 2012
Amounts in (000's) except percentages
S-X 3-09 : If the 20% test is met, audited financial statements are required

Test parameters	Source	Reference	12/31/2014	12/31/2013	12/31/2012
Loral's consolidated assets	Audited financial statements	A	$ 304,626	$ 327,740	$ 378,992
Loral's investment in XTAR	Audited financial statements	B	30,463	56,663	62,517
Loral's ownership interest in XTAR	Audited financial statements	C	56%	56%	56%
Loral's pre-tax equity earnings in XTAR	See Exhibit 1-b	D	(7,383)	(5,653)	(7,736)
Loral's pre-tax income from continuing operations	See Exhibit 1-a	E	71,948	102,922	92,190
S-X 3-09 tests:					
Investment test	B/ A	F	10.00%	17.29%	16.50%
Income test	D/ E	G	-10.26%	-5.49%	-8.39%
S-X 3-09 test results:			**20% Test Met**		
Investment test			No	No	No
Income test			No	No	No

Conclusion: XTAR audited financial statements are not required in terms of S-X 3-09 as neither test meets the 20% test criteria.

Loral Space & Communications Inc.
Significant Subsidiary Test
For the years ended 2014, 2013, 2012
Amounts in (000's) except percentages

Exhibit 7

Purpose: The purpose of this Exhibit is to (a) calculate Loral's income for purposes of the XTAR income test and (b) to test whether average income is to be used for income test per S-X 1-02(w), computational note number 2:

Loral qualifies for income averaging in the income test per computation below. Immaterial non controlling interest has been excluded from this test:

	Reference 2014 data	2014	2013	2012	2011	2010	2009	2008
(Loss) income from continuing operations before income taxes and equity in net (loss) income of affiliates	Consolidated Statements of Operations	$ (8,030)	$ (15,530)	$ (27,213)	$ (12,346)	$ (23,181)	$ (23,337)	$ 23,796
Pre-tax equity earnings/(loss)								
Telesat	Exhibit 1-b	62,965	71,760	58,833	156,249	119,151	214,639	(569,097)
XTAR	Exhibit 1-b	(7,135)	(5,406)	(6,005)	(6,248)	(6,563)	(2,368)	(15,660)
KaComm	N/A				(1,466)	(182)	(200)	
Other adjustments relating to equity method investees								
Impairment charge related to Loral's investment in XTAR	FN#6 Form 10-K	(18,700)						
Globalstar do Brasil (Indemnification charge)	N/A		(3,719)					
Enlaces Integra (Special distribution)	N/A		1,150					
Loral's Pre-tax Income from continuing operations		$ 29,099	$ 48,254	$ 25,615	$ 136,190	$ 89,225	$ 188,735	$ (560,961)
Loral's average income for last 5 years (excluding loss years) to test whether average income is to be		$ 65,677	$ 97,604	$ 87,953				
Average Income vs Actual Income (%)		-55.69%	-50.56%	-70.88%				
Use average income		Yes	Yes	Yes				
Computation of average income to be used for income test:								
Loral's Pre-tax Income from continuing operations	Per above	$ 29,099	$ 48,254	$ 25,615	$ 136,190	$ 89,225	$ 188,735	$ (560,961)
Add back : XTAR equity pick-up loss	Per above	(7,135)	(5,406)	(6,005)	(6,248)	(6,563)	(2,368)	
Loral's Pre-tax Income from continuing operations		$ 36,235	$ 53,660	$ 31,620	$ 142,437	$ 95,788	$ 191,102	$ (560,961)
Loral's average income for last 5 years (excluding loss years)		$ 71,948	$ 102,922	$ 92,190				

Loral Space & Communications Inc. Exhibit 1-b

Significant Subsidiary Tests

For the years ended 2014, 2013, 2012

Amounts in (000's) except percentages

Purpose: Exhibit 1-a calculates the pre-tax equity earnings of the equity method investments in XTAR and Telesat as presented in the numerator and denominator of the income test

	Reference 2014 data	2014	2013	2012	2011	2010	2009	2008
Numerator								
XTAR:								
XTAR's net loss on a pre-tax basis	XTAR audited financials	$ (13,184)	$ (10,094)	$ (13,814)	$ (11,108)	$ (11,671)	$ (4,179)	$ (27,964)
Loral's ownership interest in XTAR	FN#6 Form 10-K	56%	56%	56%	56%	56%	56%	56%
Loral's equity in XTAR's net loss on a pre-tax basis		$ (7,383)	$ (5,653)	$ (7,736)	$ (6,220)	$ (6,536)	$ (2,340)	$ (15,660)
Denominator								
XTAR:								
XTAR equity pick-up (net of tax as recorded by Loral)	FN#6 Form 10-K	$ (26,200)	$ (5,855)	$ (6,474)	$ (6,681)	$ (6,991)	$ (2,743)	$ (16,070)
Add back impairment charge at Loral level (ECM 2410.3)	FN#6 Form 10-K	18,700						
XTAR equity pick-up adjusted for basis difference		(7,500)	(5,855)	(6,474)	(6,681)	(6,991)	(2,743)	(16,070)
100% of XTAR's income tax provision	XTAR audited financials	(651)	(801)	(837)	(774)	(764)	(670)	(633)
Loral's ownership interest in XTAR	FN#6 Form 10-K	56%	56%	56%	56%	56%	56%	56%
Add: Loral's share of income tax provision		364.56	448.56	468.72	433.44	427.84	375.20	354.48
Pre-tax XTAR equity pick-up		$ (7,135)	$ (5,406)	$ (6,005)	$ (6,248)	$ (6,563)	$ (2,368)	$ (15,716)
Telesat:								
Telesat equity pick-up (net of tax as recorded by Loral)	FN#6 Form 10-K	$ 24,698	$ 47,251	$ 40,814	$ 114,476	$ 92,798	$ 213,241	$ (479,579)
100% of Telesat's income tax provision	FN#6 Form 10-K	(60,954)	(39,039)	(28,154)	(65,271)	(41,177)	(2,185)	139,872
Loral's economic interest in Telesat	FN#6 Form 10-K	62.78%	62.78%	64%	64%	64%	64%	64%
Add: Loral's share of income tax provision		38,267	24,509	18,019	41,773	26,353	1,398	(89,518)
Pre-tax Telesat equity pick-up		$ 62,965	$ 71,760	$ 58,833	$ 156,249	$ 119,151	$ 214,639	$ (569,097)